Exhibit 99.1

FINANCIAL STATEMENTS OF CAH OPERATING PARTNERSHIP, L.P.

REPORT OF INDEPENDENT AUDITORS

To the Partners of

CAH Operating Partnership, L.P.

We have audited the accompanying consolidated financial statements of CAH Operating Partnership, L.P. (the “Partnership”), which comprise the consolidated balance sheets as of December 31, 2013 and December 31, 2012 and the related consolidated statements of operations, capital, and cash flows for the year ended December 31, 2013 and the period from July 31, 2012 (inception) through December 31, 2012, and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in conformity with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free of material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Partnership’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of CAH Operating Partnership, L.P. at December 31, 2013 and December 31, 2012, and the consolidated results of its operations and its cash flows for the year ended December 31, 2013 and the period from July 31, 2012 (inception) through December 31, 2012, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Los Angeles, California

March 26, 2014

CAH OPERATING PARTNERSHIP, L.P.

CONSOLIDATED BALANCE SHEETS

(In thousands)

	December 31,
	2013	2012
ASSETS
Investments in real estate:
Land and land improvements	$567,694	$155,256
Buildings and building improvements	1,751,144	380,562
Furniture, fixtures and equipment	34,633	7,587

	2,353,471	543,405
Accumulated depreciation	(34,655)	(2,847)

	2,318,816	540,558
Real estate held for sale	76,840	1,361
Cash and cash equivalents	176,698	19,885
Purchase and escrow deposits	26,123	43,524
Investment in unconsolidated joint venture	36,219	35,472
Related party receivable	12,906	8,329
Loans receivable held for investment, net	3,562	—
Other assets	67,398	5,449

Total assets	$2,718,562	$654,578

LIABILITIES AND CAPITAL
Liabilities:
Accounts payable and accrued expenses	$15,851	$4,661
Tenant prepaid rent and security deposits	15,284	2,717
Related party payable	2,046	1,279
Secured credit facility	499,998	—
Other liabilities	21,368	—

Total liabilities	554,547	8,657

Commitments and contingencies (Note 11)
Capital
Partners’ capital	2,163,890	645,921
Noncontrolling interest	125	—

Total capital	2,164,015	645,921

Total liabilities and capital	$2,718,562	$654,578

The accompanying notes are an integral part of these financial statements.

CAH OPERATING PARTNERSHIP, L.P.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands)

	Year Ended December 31, 2013	Period from July 31, 2012 (Inception) to December 31, 2012
REVENUE
Rental income	$77,870	$7,511
Other income	4,767	331

Total revenue	82,637	7,842

EXPENSES
Property operating expenses	24,155	2,395
Real estate taxes and insurance	17,896	2,303
Property management expenses	20,550	2,864
Acquisition costs	1,034	981
Interest expense	657	—
Depreciation and amortization	36,449	2,448
Impairment of assets held for sale	737	—
General and administrative	11,527	1,469

Total expenses	113,005	12,460

Net gain on sale of real estate	1,285	—
Equity in losses from unconsolidated joint ventures	(120)	(129)

Net loss	(29,203)	(4,747)
Net income (loss) attributable to noncontrolling interests	16	(192)

Net loss attributable to CAH Operating Partnership, L.P.	$(29,219)	$(4,555)

The accompanying notes are an integral part of these financial statements.

CAH OPERATING PARTNERSHIP, L.P.

CONSOLIDATED STATEMENTS OF CAPITAL

(In thousands)

	General Partner & Limited Partner	Associate General Partner	Limited Partner	Special Limited Partner	Noncontrolling Interest	Total Capital
Balances at July 31, 2012 (Inception)	$—	$—	$—	$—	$—	$—
Cash contributions	296,457	105,000	—	2,000	—	403,457
Noncash contributions	—	148,822	99,214	—	192	248,228
Offering costs	(1,017)	—	—	—	—	(1,017)
Net loss	(2,352)	(1,476)	(711)	(16)	(192)	(4,747)

Balances at December 31, 2012	293,088	252,346	98,503	1,984	—	645,921

Cash contributions	1,192,761	295,000	—	118,600	—	1,606,361
Distributions	(15,183)	(8,481)	(2,150)	(686)	—	(26,500)
Contributions from noncontrolling interest	—	—	—	—	125	125
Distributions to noncontrolling interest	—	—	—	—	(16)	(16)
Offering costs	(21,576)	(7,914)	(1,430)	(1,753)	—	(32,673)
Net (loss) income	(19,291)	(7,100)	(1,340)	(1,488)	16	(29,203)

Balances at December 31, 2013	$1,429,799	$523,851	$93,583	$116,657	$125	$2,164,015

The accompanying notes are an integral part of these financial statements.

CAH OPERATING PARTNERSHIP, L.P.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Year Ended December 31, 2013	Period from July 31, 2012 (Inception) to December 31, 2012
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(29,203)	$(4,747)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	36,449	2,448
Amortization of deferred financing costs	173	—
Allowance for doubtful accounts	5,303	208
Equity in losses of unconsolidated joint ventures	120	129
Net gain on sale of real estate	(1,285)	—
Impairment of assets held for sale	737	—
Changes in operating assets and liabilities:
Increase in accounts receivable	(7,485)	(1,195)
Increase in related party receivable	(4,577)	(8,329)
Increase in other assets	(3,434)	(4,565)
Increase in accounts payable and accrued expenses	11,190	4,661
Increase in tenant security deposits and prepaid rent	4,522	2,717
Increase in related party payable	767	1,279

Net cash provided by (used in) operating activities	13,277	(7,394)

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of real estate assets	(1,648,069)	(279,026)
Improvements and capital expenditures	(233,898)	(17,098)
Proceeds from sale of real estate	15,667	—
Investment in unconsolidated joint venture	(940)	(35,513)
Distribution from unconsolidated joint venture	73	—
Originations of loans receivable	(3,562)	—
Payment of leasing costs	(7,310)	—
Purchase and escrow deposits	—	(43,524)

Net cash used in investing activities	(1,878,039)	(375,161)

CASH FLOWS FROM FINANCING ACTIVITIES
Borrowings on secured credit facility	499,998	—
Payment of deferred financing costs	(16,852)	—
Deposits to escrow reserves for credit facility	(30,236)	—
Contributions from noncontrolling interest	125	—
Distributions to noncontrolling interest	(16)	—
Contributions by partners	1,606,361	403,457
Distributions to partners	(26,500)	—
Payment of offering costs	(11,305)	(1,017)

Net cash provided by financing activities	2,021,575	402,440

Net increase in cash	156,813	19,885
Cash and cash equivalents at beginning of period	19,885	—

Cash and cash equivalents at end of period	$176,698	$19,885

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid for interest, net of amounts capitalized	$369	$—

SUPPLEMENTAL DISCLOSURE OF NONCASH INVESTING AND FINANCING ACTIVITIES
Accrued offering costs	$21,368	$—

Noncash contribution of investments in real estate	$—	$248,228

Elimination of equity in loss from unconsolidated joint venture	$—	$88

The accompanying notes are an integral part of these financial statements.

CAH OPERATING PARTNERSHIP, L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2013

1.	Organization and Operations

CAH Operating Partnership, L.P. (“CAH OP” or the “Partnership”), formerly CSFR Operating Partnership, L.P., was organized on July 31, 2012 as a Delaware limited partnership and successor to ColFin American Investors, LLC (“CAI”). CAI was organized on March 13, 2012 as a Delaware limited liability company for the purpose of acquiring, renovating, leasing and managing a portfolio of single-family residential properties in select metropolitan markets across the United States. CAI initially received capital commitments of $250 million from two investment vehicles (the “CAI Investors”) sponsored and managed by Colony Capital, LLC (“Colony Capital”). As discussed below, the Partnership acquired CAI in a series of transactions that occurred during the period from July 31, 2012 (inception) through October 5, 2012. The Partnership now acts as Colony Capital’s exclusive investment vehicle to own and operate a portfolio of single family properties on a national basis.

The Partnership acquires properties through various sources, including portfolio purchases, foreclosure auctions, single asset purchases, and joint venture investments. The Partnership intends to hold the properties for investment and rent them for income. As of December 31, 2013, the Partnership owned a portfolio of 13,843 properties (including 13,875 housing units) in 30 markets. The Partnership also owned equity interests in 915 properties (including 1,025 housing units) through its investment in an unconsolidated joint venture with the Federal National Mortgage Association (“Fannie Mae”). All property acquisitions have been financed through a combination of capital contributions and funds received from the Partnership’s revolving line of credit.

CAH Subsidiary REIT, Inc. (“CAH Sub-REIT”), a wholly owned subsidiary of the Partnership, has elected to be taxed as a real estate investment trust (“REIT”) under the Internal Revenue Code commencing with its first taxable year ended December 31, 2012. The operation of the Partnership’s portfolio of properties and all other investments is conducted through subsidiaries that are consolidated by CAH Sub-REIT.

Colony American Homes, Inc. (“CAH” or the “General Partner”), formerly Colony Single-Family Residential, Inc., was organized on July 5, 2012 as a Maryland corporation.

CAH serves as the general partner of, and also holds common limited partnership interest, or Series A and B Operating Partnership units (“OP units”), in the Partnership. As the general partner of the Partnership, CAH has full, exclusive and complete responsibility and discretion in the management and control of the operating partnership, including the ability to cause the operating partnership to enter into certain transactions, including acquisitions, dispositions and refinancings; provided, however, that the approval of the holder of AGP and AGP-2 units (the “Associate General Partner”), is required for certain actions, including a sale of the Partnership’s assets to the extent it involves greater than 10% of the operating partnership’s aggregate assets.

In general, the Partnership is under no obligation to give priority to the separate interests of the limited partners in deciding whether to cause the Partnership to take or decline to take any actions. The General Partner’s consent is required for any amendment to the Partnership’s agreement. Additionally, in general, the partnership agreement may not be amended without first obtaining the consent of limited partners holding at least 50% of the ownership interests of all partners, subject to certain exclusion as provided by the partnership agreement.

Limited partners generally have no voting or consent rights, except as set forth above and for certain amendments to the partnership agreement. Amendments to the partnership agreement that would adversely affect the rights of the limited partners in any material respect must be approved by limited partners holding a majority of the OP units in the operating partnership and, if such amendments would modify certain provisions of the partnership agreement relating to distributions, allocations, and redemptions, among others, the consent of a majority in interest of the partnership units held by limited partners is required if such an amendment would disproportionately affect such limited partners.

The limited partners may not remove the General Partner with or without cause without the General Partner’s consent.

The Partnership is managed by CAH Manager, LLC (“CAH Manager”), a subsidiary of Colony Capital, pursuant to a management agreement between CAH Manager and the General Partner. CAH Manager, as manager of the Partnership through CAH, may provide additional services such as property management and renovations, for which it is reimbursed at cost.

In conjunction with the formation of CAH, the CAI Investors agreed to exchange their interests in CAI for partnership interests in the Partnership, and agreed that such exchanges would occur as capital was received from CAI Investors and other investors in the Partnership. In its first closing, the Partnership received approximately $512.8 million of equity capital commitments (including amounts committed by the CAI Investors). From the period from July 31, 2012 (inception) through August 31, 2012, the Partnership held a minority ownership interest in CAI and accounted for its investment using the equity method. For the period from September 1, 2012 through October 4, 2012, the Partnership held a majority ownership interest in and consolidated CAI, with the ownership interest held by the CAI Investors reflected as non-controlling interests in the accompanying consolidated financial statements. On October 5, 2012, all ownership interest from the first closing was contributed, and the Partnership acquired the remaining ownership interest in CAI from the CAI Investors. Accordingly, subsequent to October 5, 2012, CAI is wholly-owned by the Partnership.

To date, the Partnership has received, through private placements and contributions from CAH and CAI Investors, total equity commitments aggregating approximately $2.3 billion and all such commitments have been funded. The Partnership has used the net proceeds from such private placements to fund acquisitions of single-family residential assets in selected markets across the United States.

2.	Basis of Presentation and Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“GAAP”).

The accompanying consolidated financial statements include the accounts of the Partnership and its majority-owned and controlled subsidiaries. All significant intercompany transactions and balances have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make certain estimates and assumptions that may affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities and revenues and expenses. The Partnership’s estimates are inherently subjective in nature and actual results could differ from its estimates.

Unaudited Financial Information

Certain information used to describe the real estate portfolio included in the Partnership’s financial statements, including total housing units and number of markets, are presented on an unaudited basis.

Reclassifications

Certain line items in prior period financial statements have been reclassified to conform to the current period groupings.

Summary of Significant Accounting Policies

Principles of Consolidation

The Partnership consolidates entities in which it retains a controlling financial interest or entities that meet the definition of a variable interest entity (“VIE”) for which the Partnership is deemed to be the primary beneficiary. In performing its analysis of whether it is the primary beneficiary, at initial investment and at each quarterly reporting period, the Partnership considers whether it individually has the power to direct the activities of the VIE that most significantly affect the entity’s performance and also has the obligation to absorb losses or the right to receive benefits of the VIE that could potentially be significant to the VIE. The determination of whether an entity is a VIE, and whether the Partnership is the primary beneficiary, involves significant judgments, including the determination of which activities most significantly affect the entities’ performance, estimates about the current and future fair values and performance of assets held by the VIE and/or general market conditions. As of December 31, 2013 and 2012, the Partnership did not have an ownership interest in any VIEs.

The Partnership accounts for its investments in joint ventures in which it does not hold a controlling financial interest but has significant influence over operating and financial policies using the equity method. Under the equity method, the Partnership initially records its investments at cost and adjusts for the Partnership’s proportionate share of net earnings or losses and other comprehensive income or loss, cash contributions made and distributions received, and other adjustments, as appropriate. Distributions of operating profit from the joint ventures are reported as part of operating cash flows while distributions related to a capital transaction, such as a refinancing transaction or sale, are reported as investing activities. The Partnership performs a periodic evaluation of its investment to determine whether the fair value of the investment is less than the carrying value, and, if so, whether such decrease in value is deemed to be other-than-temporary. There were no impairment losses recognized by the Partnership related to its investments during the year ended December 31, 2013 or for the period from July 31, 2012 (inception) through December 31, 2012.

Investments in Real Estate

The Partnership evaluates each purchase transaction to determine whether the acquired assets meet the definition of a business within the scope of Accounting Standards Codification (“ASC”) 805, Business Combinations. Property acquired with an existing lease is recorded as a business combination. For property acquisitions accounted for as business combinations, the land, building and improvements and the existing lease are recorded at fair value at the date of acquisition, with acquisition costs expensed as incurred. Property acquired not subject to an existing lease is accounted for as an asset acquisition, with the property recorded at the purchase price, including acquisition costs, allocated between land and building and improvements based upon their relative fair values at the date of acquisition. Transaction costs related to acquisitions that are not deemed to be businesses are included in the cost basis of the acquired assets.

Fair value is determined based on ASC 820, Fair Value Measurements and Disclosures, primarily based on unobservable data inputs. In making estimates of fair values for purposes of allocating purchase price, the Partnership utilizes various valuation studies, its own market knowledge, and published market data to estimate fair value of the assets acquired. The fair value of acquired in-place leases is determined based on the estimated cost to replace such leases, including foregone rents during an assumed re-lease period, as well as the impact on projected cash flow of acquired leases with rents above or below current market rents.

The nature of the Partnership’s business requires that in certain circumstances properties are acquired subject to existing liens. Liens that are expected to be extinguished in cash are estimated and accrued on the date of acquisition and recorded as a cost of the property.

Expenditures incurred to prepare the acquired properties to be rented that improve or extend the life of the asset, including construction overhead and other allocated direct costs, along with related holding costs during the renovation period are capitalized and depreciated over their estimated useful life. Expenditures for ordinary maintenance and repairs are expensed to operations as incurred.

Depreciation

Depreciation on building, fixtures, improvements, and appliances is computed on a straight-line basis over the estimated useful lives of the assets, which generally range between 15 to 30 years for buildings, improvements and land improvements, 5 to 15 years for fixtures, equipment and appliances, and 3 years for software and computing systems.

Real Estate Impairment

The Partnership evaluates its long-lived assets for impairment periodically or whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. The Partnership evaluates cash flows and determines impairments on a per-unit basis, which is generally a single home but may include a single property with multiple housing units. In making this determination, the Partnership reviews, among other things, current and estimated future rental revenues associated with each home or property, market information for each sub-market, including competition levels, foreclosure levels, leasing trends, lease rates, and the market prices of similar homes currently being offered for sale; and known or probable events indicating that the carrying value may not be recoverable. If an impairment indicator exists, the Partnership compares the expected future undiscounted cash flows against the carrying amount of an asset. If the sum of the estimated undiscounted cash flows is less than the carrying amount of the asset, the Partnership records an impairment loss for the difference between the estimated fair value and the carrying amount of the asset. Except as stated below, no impairment losses were recorded during the year ended December 31, 2013 or for the period from July 31, 2012 (inception) through December 31, 2012.

Assets Held for Sale

The Partnership evaluates its long-lived assets on a regular basis to ensure the individual properties still meet its investment criteria. If the Partnership has determined that an individual property no longer meets its investment criteria, a decision is made to dispose of the property. The property is then marketed for sale and classified as held for sale in the consolidated financial statements, with any material operations reported as discontinued operations. The properties that are classified as held-for-sale are reported at the lower of their carrying value or their fair value less estimated costs to sell and are no longer depreciated.

For the year ended December 31, 2013, the Partnership recorded impairment charges of $737,000 for real estate assets held for sale. The Partnership did not record impairment for real estate assets held for sale for the period from July 31, 2012 (inception) through December 31, 2012.

Leasing Costs

Direct and incremental costs we incur to lease the properties are deferred and amortized over the term of the lease, usually one year. Amortization of leasing costs is included in property operating expenses.

Cash and Cash Equivalents

The Partnership considers all demand deposits, money market accounts and investments in certificates of deposit purchased with a maturity of three months or less at the date of purchase to be cash equivalents. The Partnership maintains its cash and cash equivalents and escrow deposits at financial institutions. The combined account balances at one or more institutions typically exceed the Federal Depository Insurance Corporation (“FDIC”) insurance coverage, and, as a result, there is a concentration of credit risk related to amounts on deposit in excess of FDIC insurance coverage. The Partnership believes that the risk is not significant, as the Partnership does not anticipate the financial institutions’ non-performance.

Purchase and Escrow Deposits

Escrow deposits include refundable cash on deposit for property purchases and earnest money deposits with certain third party property managers.

Revenue Recognition

Rental income attributable to residential leases is recorded on a straight-line basis. Leases entered into between residents and the Partnership for the rental of property units are generally for a term of one year or less, and renewable upon consent of both parties on an annual or monthly basis.

The Partnership periodically evaluates the collectability of its tenant and other receivables and maintains an allowance for doubtful accounts believed adequate to absorb potential credit losses. The provision for doubtful accounts is included with other property operating costs on the accompanying consolidated statements of operations.

The Partnership recognizes revenue from sales of real estate when the sale has occurred, title has passed, adequate initial and continuing investment by the buyer is received, possession and other attributes of ownership have been transferred to the buyer, and the Partnership is not obligated to perform significant additional activities after closing and delivery. If the buyer has provided sufficient initial and continuing investment, and all other revenue recognition criteria have been met, revenue is recognized using the full accrual method on the date of closing.

Fair Value Measurement

The Partnership determines the estimated fair value of financial assets and liabilities using the three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. The three levels of inputs that may be used to measure fair value, as defined in ASC 820, are as follows:

Level 1—Quoted prices in active markets for identical assets or liabilities.

Level 2—Prices are determined using other significant observable inputs. Observable inputs are inputs that other market participants would use in pricing a security. These may include quoted prices for similar securities, interest rates, prepayment speeds, credit risk and others.

Level 3—Prices are determined using significant unobservable inputs. In situations where quoted prices or observable inputs are unavailable (for example, when there is little or no market activity for an investment at the end of the period), unobservable inputs may be used.

The Partnership records certain financial instruments at fair value on a recurring basis when required by GAAP. The Partnership has not elected the fair value option for any other financial instruments. Such financial instruments are carried at cost while fair value is separately disclosed (see Note 9).

Derivatives and Hedging

The Partnership has entered into derivative financial instruments to reduce the impact of changes in interest rates. Interest rate contracts that qualify as cash flow hedges are accounted for in accordance with ASC 815, Derivatives and Hedging. The fair value of the derivative financial instruments is included in other assets. To the extent they are effective, fair value adjustments on derivative instruments designated as hedges are reported as other comprehensive income and included in partners’ capital until the hedged item is realized. Ineffective portions and settlement gains and losses, if any, are included in earnings. The Partnership does not enter into derivative transactions for speculative or trading purposes. At December 31, 2013, the fair value of the Partnership’s derivative instruments were immaterial.

Income Taxes

CAH Sub-REIT elected to be taxed as a REIT, commencing with its initial taxable year ended December 31, 2012. A REIT is generally not subject to corporate level federal and state income tax on net income it distributes to its stockholders. To qualify as a REIT, CAH Sub-REIT must meet a number of organizational and operational requirements, including a requirement to distribute at least 90% of its REIT taxable income to its stockholders. If CAH Sub-REIT fails to qualify as a REIT in any taxable year, it will be subject to federal and state income taxes at regular corporate rates (including any applicable alternative minimum tax) and may not be able to qualify as a REIT for four subsequent taxable years. Even if CAH Sub-REIT qualifies for taxation as a REIT, it and its subsidiaries may be subject to certain federal, state, local and foreign taxes on its income and property and to federal income and excise taxes on its undistributed taxable income.

CAH Sub-REIT has elected or may elect to treat certain of its existing or newly created subsidiaries as taxable REIT subsidiaries (each a “TRS”). In general, a TRS of a REIT may perform non-customary services for tenants of the REIT, hold assets that the REIT cannot hold directly and, subject to certain exceptions related to hotels and healthcare properties, may engage in any real estate or non-real estate related business. A TRS is treated as a regular corporation and is subject to federal, state, local and foreign taxes on its income and property.

Deferred tax assets and liabilities are recognized for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial reporting and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The deferred tax assets and liabilities of the TRSs relate primarily to temporary differences in the book and tax income of TRSs and operating loss carryforwards for federal and state income tax purposes, as well as the tax effect of accumulated other comprehensive income of TRSs. A valuation allowance for deferred tax assets of the TRSs is provided if the Partnership believes it is more likely than not that all or some portion of the deferred tax assets will not be realized. Realization of deferred tax assets is dependent on the TRSs generating sufficient taxable income in future periods.

The Partnership periodically evaluates the tax positions of its TRSs to determine whether it is more likely than not that such positions would be sustained upon examination by a tax authority for all open tax years, as defined by the statute of limitations, based on their technical merits. As of December 31, 2013 and 2012, the Partnership has not established a liability for uncertain tax positions.

Deferred Financing Costs

Financing costs related to the origination of the Partnership’s credit facility are deferred and amortized on a straight-line basis over the contractual term of the applicable financing. At December 31, 2013, the Partnership had deferred financing costs of $14.9 million, net of accumulated amortization.

Loans Receivable

The Partnership originates loans receivable through its consolidated subsidiaries. Originated loans are recorded at amortized cost, or the outstanding unpaid principal balance (“UPB”) less net deferred loan fees. Net deferred loan fees include unamortized origination and other fees charged to the borrower less direct incremental loan origination costs incurred by the Partnership. Interest income is recognized based upon the contractual rate and the outstanding principal balance of the loans. Net deferred loan fees are amortized over the expected life of the loans using the effective yield method.

3.	Single Family Real Estate Investments

The following table summarizes the single family residential properties owned by the Partnership:

	December 31, 2013			December 31, 2012
	Number of Housing Units	%	Gross Cost Basis (In thousands)	Number of Housing Units	%	Gross Cost Basis (In thousands)
STATE
Arizona	1,124	8%	$150,621	814	19%	$90,280
California	2,809	21%	772,224	1,128	27%	223,503
Colorado	654	5%	107,255	150	3%	18,419
Delaware	93	1%	14,588	—	—	—
Florida	2,990	22%	514,919	—	—	—
Georgia	3,353	25%	431,223	1,020	24%	83,283
Nevada	1,170	9%	218,274	193	5%	23,148
Pennsylvania	3	—%	408	—	—	—
Texas	1,215	9%	143,959	912	22%	104,772

Total	13,411	100%	$2,353,471	4,217	100%	$543,405

The Partnership has established relationships with third-party buyers (“Authorized Buyers”) that assist with sourcing acquisitions. Authorized Buyers earn an acquisition fee ranging from 1% to 5% of the acquisition price of single-family homes. Authorized Buyers assist with acquisitions of large-scale portfolios, “mini bulk” transactions, and individual asset acquisitions. The acquisition fees associated with the purchase of properties with an existing lease at acquisition are expensed as incurred. The acquisition fees associated with the purchase of properties without an existing lease are capitalized as part of the cost basis of the acquired properties. For both the year ended December 31, 2013 and the period from July 31, 2012 (inception) through December 31, 2012, the Partnership incurred approximately $1.0 million in acquisition fees for properties purchased with existing leases, and approximately $48.7 million and $11.6 million, respectively, in acquisition fees for properties purchased without existing leases.

The Partnership has relationships with various third-party service providers (“Property Managers”) that assist with the active management of the Partnership’s single family real estate investments. Property Managers earn a fee of up to 8% of monthly cash collected from the single family homes.

As of December 31, 2013 and 2012, 463 properties (including 464 housing units) with a carrying value of $76.8 million and 12 properties (including 12 housing units) with a carrying value of $1.4 million, respectively, were classified as held for sale.

4.	Equity

The Partnership’s capital structure consists of Series A OP units, Series B OP units, Series X OP units, AGP units, AGP-2 units, Class A Special Units and Class B Special Units.

In July and August 2012, through a series of private placement transactions, the Partnership received approximately $512.8 million in capital commitments from institutional investors and certain affiliates of Colony Capital.

During November 2012 through March 15, 2013, the Partnership raised an additional $1.8 billion in capital commitments from institutional and other investors, including affiliates of Colony Capital. As a result of these transactions, the Partnership received aggregate commitments of approximately $2.3 billion. Investors in the private placements received one or more of the existing series or classes of operating partnership units in the Partnership in exchange for their capital commitments.

In connection with $802.6 million in capital commitments received during the year ended December 31, 2013, the Partnership incurred $32 million in offering costs payable to its placement agent. At December 31, 2013, approximately $21.4 million of the offering costs was outstanding and included in other liabilities on the accompanying balance sheet.

As of December 31, 2013, the Partnership had 26,075,000 outstanding Series A OP units, 123,068,500 outstanding Series B OP units, 22,060,000 outstanding Series X OP units, 15,000,000 outstanding AGP units, 40,000,000 outstanding AGP-2 units, 51,275,000 outstanding Class A Special Units, and 26,075,000 outstanding Class B Special Units. CAH holds all of the Series A and Series B OP units, while all of the remaining classes of partnership units are held by affiliates of Colony Capital (Class A and Class B Special Units) or pooled investment vehicles managed by Colony Capital (Series X OP units and AGP units).

As of December 31, 2012, the Partnership had 26,075,000 outstanding Series A OP units, 4,110,010 outstanding Series B OP units, 10,200,000 outstanding Series X OP units, 15,000,000 outstanding AGP units, 10,500,000 outstanding AGP-2 units, 51,275,000 outstanding Class A Special Units, and 26,075,000 outstanding Class B Special Units. CAH holds all of the Series A and Series B OP units, while all of the remaining classes of partnership units are held by affiliates of Colony Capital (Class A and Class B Special Units) or pooled investment vehicles managed by Colony Capital (Series X OP units and AGP units).

At the end of each quarter, cash available for distribution from the Partnership is first distributed to the holders of Class A Special Units in an amount equal to the lesser of (A) 0.375% of the Partnership’s capital accounts, as defined in the Partnership agreement, and (B) the net income of the Partnership with respect to such quarter; provided that any excess of (A) over (B) is added to the amount distributed to the holders of Class A Special Units for subsequent quarters. After the priority distribution, if any, with respect to the Class A Special Units, any remaining cash available for distribution is allocated among each of the Series A, Series B, Series X, and AGP units and AGP-2 Units based on the percentage that the number of each series of OP units represents in comparison to the number of all outstanding partnership units. The amount allocated for distribution in respect of the AGP units, AGP-2 Units and Series X OP units is then divided between the holders of the AGP units, AGP-2 Units and Series X OP units based on their relative percentage interests in such series. The amount allocated for distribution in respect of the Series A OP units and the Series B OP units is then divided between the holders of such series of OP units and the holders of the Class B Special Units in accordance with the following formula: first to the holders of such series of OP units, until each such series receives a return of its capital contributions plus a 10% per annum cumulative preferred return; second 50% to the holders of such series of OP units and 50% to the holders of Class B Special Units until the holders of Class B Special Units have received cumulative distributions equal to 20% of the distributions (after capital has been returned) paid to the holders of such series of OP units and Class B Special Units under this formula; and third 80% to the holders of such series of OP units and 20% to the holders of Class B Special Units. The distributions payable in respect of the Class A common stock are tied to the distributions the Partnership receives as a holder of Series A OP units. The distributions payable in respect of the Class B common stock are tied to the distributions the Partnership receives as a holder of Series B OP units.

5.	Related-Party Transactions

The General Partner has entered into a management agreement with CAH Manager pursuant to which CAH Manger provides day-to-day management of the Partnership’s operations, and those of its subsidiaries. CAH Manager is required to provide the Partnership with its management team, including a chief executive officer, president, chief financial officer, chief investment officer and chief compliance officer, along with appropriate support personnel, to provide management services to the Partnership. CAH Manager is responsible for (1) the selection, purchase and sale of the Partnership’s portfolio investments; (2) the Partnership’s financing activities, and (3) providing the Partnership and its affiliates with investment advisory services.

The initial term of the management agreement expires on the third anniversary of the completion of an initial public offering and will be automatically renewed for a one-year term each anniversary date thereafter unless previously terminated. Under the terms of the agreement, CAH Manager receives a base management fee equal to 0.5% of stockholders’ equity (as defined in the management agreement), per annum, and an asset management fee for services rendered by CAH Manager in connection with the investigation, selection, acquisition and origination of investments equal to 0.5% of the capitalization of acquired investments. The base management fee and the asset management fee are payable by the General Partner (at the time an investment is acquired) and therefore not included in the operating results of the Partnership. For the year ended December 31, 2013, CAH incurred approximately $7.1 million in base management fees, and approximately $7.6 million in asset management fees. For period from July 31, 2012 (inception) through December 31, 2012, CAH incurred approximately $570,000 in base management fees and approximately $1.5 million in asset management fees. In addition, the Partnership reimburses CAH Manager for its documented expenses incurred in performing certain legal, accounting, due diligence tasks and other services, including certain direct and allocated general and administrative expenses, related to leasing and property management efforts associated with the Partnership’s rental homes, and for the cost of any property management services that CAH Manager may provide or arrange to be provided with respect to the Partnership’s investments. For the year ended December 31, 2013 and the period from July 31, 2012 (inception) through December 31, 2012, the Partnership reimbursed to or was allocated from CAH Manager or its affiliates approximately $17.9 million and $4.1 million in expenses, respectively.

As the managing member of a joint venture with Fannie Mae (see Note 7), a wholly-owned subsidiary of the Partnership earns an asset management fee based upon the venture’s gross receipts. For the year ended December 31, 2013 and the period from July 31, 2012 (inception) through December 31, 2012, the Partnership earned asset management fees of approximately $1.9 million and $0.2 million, respectively, included in other income.

Pursuant to a Promissory Note dated November 6, 2012, the Partnership agreed to lend CAH Manager up to $15.0 million pursuant to a revolving loan facility for start-up operating costs and expenses. Any funds drawn on the facility bear interest at a rate of London Interbank Offered Rate (“LIBOR”) plus 3.5% per annum. The facility matures on November 6, 2019. As of December 31, 2013 and 2012, $12.5 million and $7.0 million, respectively, were outstanding on the revolving loan facility included in related party receivable on the balance sheets. For the year ended December 31, 2013 and the period from July 31, 2012 (inception) through December 31, 2012, the Partnership earned approximately $406,000 and $27,000 in interest income, respectively, which was included in other income in the respective statements of operations.

At December 31, 2013 and 2012, the Partnership had a payable due to CAH Manager of approximately $2.0 million and $1.3 million, respectively, for accrued property management fees.

Until October 16, 2013, an affiliate of CAH Manager provided construction and rehabilitation services on the Partnership’s portfolio of properties. The Partnership reimbursed approximately $39.8 million and $5.4 million for the year ended December 31, 2013 and the period from July 31, 2012 (inception) through December 31, 2012, respectively, to the affiliate for third party costs and overhead, which have been capitalized or expensed, as appropriate, in accordance with the capitalization policy of the Partnership. Pursuant to a distribution agreement dated as of October 16, 2013, the affiliate relationship between CAH Manager and the provider of such construction and rehabilitation services ended.

6.	Loans Receivable

In November 2013, Colony American Finance Lender, LLC (“CAF”), a wholly owned subsidiary of the Partnership, began offering loans targeted for residential buy-to-rent property investors seeking financing. The loans are originated by CAF and are secured by first mortgages on single family rental properties. As of December 31, 2013, CAF had one loan receivable held for investment with an outstanding principal balance of approximately $3.6 million.

The performing loan has a stated maturity date of November 9, 2018, accrues interest at a fixed rate of 6.52% and has a carrying value of $3.6 million as of December 31, 2013.

7.	Investments in Unconsolidated Joint Venture

On October 31, 2012, the Partnership acquired a ten percent (10%) interest in a joint venture with Fannie Mae, to operate, lease, and manage a portfolio of single-family residential assets primarily located in Arizona, California, and Nevada. The Partnership paid approximately $34 million to acquire its interest, and funded approximately $1 million in reserves to the joint venture.

The Partnership is the managing member and responsible for the operation and management of the properties, subject to Fannie Mae’s approval on major decisions. The Partnership evaluated the entity and determined that Fannie Mae held certain participating rights that preclude the presumption of control by the Partnership. Accordingly, the Partnership accounts for the ownership interest using the equity method. As of December 31, 2013 and 2012, the joint venture owned 915 properties (including 1,025 housing units) and 970 properties (including 1,176 total housing units), respectively.

8.	Other Assets

The following table summarizes the Partnership’s other assets, net:

	December 31,
(In thousands)	2013	2012
Restricted cash	$30,236	$—
Deferred financing costs, net	14,936	—
Tenant deposits	10,092	2,047
Deferred leasing costs, net	3,663	547
Receivables, net	3,169	987
Prepaid expenses	2,474	782
Other	2,828	1,086

Total other assets	$67,398	$5,449

The Partnership’s allowance for doubtful accounts for tenant receivables at December 31, 2013 and 2012 was approximately $1.5 million and $0.2 million, respectively. During the year ended December 31, 2013, the Partnership recognized $5.3 million of bad debt expense and wrote off $4.0 million in allowances for doubtful accounts.

9.	Secured Revolving Line of Credit

On August 28, 2013, a subsidiary of the Partnership entered into a $500 million secured revolving line of credit facility (the “Credit Facility”) with a syndicate of banks. The Credit Facility was subsequently amended on November 22, 2013 and the total borrowing capacity was increased to $1.2 billion maturing on November 22, 2015. Borrowings under the Credit Facility bear interest at LIBOR plus 3.5%, subject to a LIBOR floor of 0.5%. The Partnership is also required to pay a monthly fee on the unused portion of the Credit Facility at a rate of 0.5% per annum. The Credit Facility may be used for the acquisition, financing, and renovation of properties and other general purposes. As of December 31, 2013, approximately $500 million was outstanding under the Credit Facility and the weighted average interest rate for the year ended December 31, 2013 was 3.8%.

All amounts outstanding under the Credit Facility are collateralized by the equity interests and assets of certain of the Partnership’s subsidiaries, or pledged subsidiaries. The pledged subsidiaries are separate legal entities, but continue to be reported in the Partnership’s consolidated financial statements. As long as the Credit Facility is outstanding, the assets of the pledged subsidiaries are not available to satisfy the other debts and obligations of the pledged subsidiaries or the Partnership.

The Credit Facility does not contractually restrict the Partnership’s ability to pay dividends but certain covenants contained therein may limit the amount of cash available for distribution. There are various affirmative and negative covenants, including financial covenants that require the pledged subsidiaries to maintain minimum tangible net worth and liquidity levels, as defined in the agreement for the Credit Facility. At December 31, 2013, the pledged subsidiaries were in compliance with all of these financial covenants.

The Credit Facility also provides for the restriction of cash whereby the Partnership must set aside funds for payment of insurance, property taxes and certain property operating and maintenance expenses associated with properties in the pledged subsidiaries portfolios. As of December 31, 2013, the Partnership has approximately $30.2 million included in escrow deposits associated with the required reserves. The agreement also contains customary events of default, including payment defaults, covenant defaults, breaches of representations and warranties, bankruptcy and insolvency, judgments, change of control and cross-default with certain other indebtedness.

The Partnership capitalizes interest for properties undergoing renovation activities. Capitalized interest associated with the Partnership’s renovation activities totaled $6.6 million for the year ended December 31, 2013.

10.	Fair Value of Financial Instruments

In accordance with ASC 820, the Partnership discloses the fair value of financial instruments, both assets and liabilities recognized and not recognized in the consolidated balance sheets, for which fair value can be reasonably estimated.

Financial Instruments Reported at Fair Value

The Partnership is exposed to the impact of interest rate changes primarily through its borrowing activities. The Partnership uses interest rate caps to mitigate the impact of interest rate changes on earnings and cash flows. Interest rate cap derivatives are valued based on market quotes of comparable instruments and are within Level 2 of the fair value hierarchy. As of December 31, 2013, the Partnership’s interest rate caps with a fair value of approximately $200,000 are included in other assets. As of December 31, 2012, the Partnership did not have any interest rate caps or other hedging instruments.

Financial Instruments Reported at Cost

The Partnership estimates the fair value of financial instruments carried at historical cost on a quarterly basis. These instruments are recorded at fair value only if they are impaired. No impairment was recognized during the year ended December 31, 2013 or for the period from July 31, 2012 (inception) through December 31, 2012.

The carrying value of the line of credit at December 31, 2013 approximates its fair value as its contractual rate approximates the market rate of interest for similar instruments that would be available to the Partnership.

11.	Commitments and Contingencies

Homeowners’ Association Fees

Certain of the Partnership’s properties are located in communities that are subject to homeowners’ association fees. The fees are generally billed monthly and subject to annual adjustments. The fees cover the costs of maintaining common areas and are generally paid for by the Partnership.

Legal

From time to time, the Partnership is subject to potential liability under various claims and legal actions arising in the ordinary course of business. Liabilities are established for legal claims when an unfavorable outcome is probable and the costs can be reasonably estimated. If an unfavorable outcome is probable and a reasonable estimate of the loss is a range, we accrue the best estimate within the range; however, if no amount within the range is a better estimate than any other amount, the minimum within the range is accrued. Legal fees related to legal claims are expensed as incurred. The actual costs of resolving legal claims may be substantially higher or lower than the amounts established for those claims. Based on information currently available, management is not aware of any legal claims that would have a material effect on the Partnership’s financial statements at December 31, 2013 or 2012.

12.	Subsequent Events

The Partnership has evaluated subsequent events through March 26, 2014, the date these financial statements were available to be issued. From January 2014 through March 26, 2014, the Partnership borrowed an additional $230.3 million on the Credit Facility to finance acquisitions of single family homes and for general property operating and corporate expenses.